SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                      Entergy-Koch, LP
                   20 East Greenway Plaza
                     Houston, TX  77046

     This certificate is notice that Entergy-Koch, LP, a Delaware limited partnership (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Senior Notes

      2.     Issue, renewal or guaranty:
             Issue

      3.     Principal amount of each security:
             $300,000,000

      4.     Rate of interest per annum of each
             security:
             6.90%

      5.     Date of issue, renewal or guaranty
             of each security:
             July 24, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             August 1, 2011

      8.     Name of the person to whom each
             security was issued.
             Cede & Co.

      9.     Collateral given with each security,
             if any:
             None

     10.     Consideration received for each
             security:
             Net proceeds of $296,100,000.

     11.     Application of proceeds of each
             security:
             Repay the outstanding principal
             amount of and the accrued interest
             on a $300,000,000 bridge loan
             facility.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other
                than Rule U-48: X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.




                            ENTERGY-KOCH, LP

                            BY: /s/ Christopher J. Bernard
                                 Christopher J. Bernard
                                Executive Vice President
                                  and General Counsel

Date: October 12, 2001